UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JIAYUAN.COM INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, par value US$0.001 per share
(Title of Class of Securities)

477374 102
(CUSIP Number)

Guodong Sun Vast Profit Holdings Limited Level 54, Hopewell Centre 183 Queen's Road East Hong Kong (+86) 130 1108 8716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 4, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Vast Profit Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
14.	TYPE OF REPORTING PERSON CO

(1)
Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 31, 2015 as provided by the Company. The percentage will be 22.0% if the calculation excludes 5,310,240 treasury shares held by the Company from the Company’s total number of outstanding Ordinary Shares.

CUSIP No.	477374 102

1.	NAME OF REPORTING PERSON: Guodong Sun
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 9,808,889
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 9,808,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,808,889
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(1)
14.	TYPE OF REPORTING PERSON IN

(1)
Percentage calculated based on 49,930,944 Ordinary Shares outstanding as of March 31, 2015 as provided by the Company. The percentage will be 22.0% if the calculation excludes 5,310,240 treasury shares held by the Company from the Company’s total number of outstanding Ordinary Shares.

INTRODUCTORY NOTES

This amendment No. 2  (the “Amendment No. 2”) amends and supplements the statement on the Schedule 13D filed on March 3, 2015 (as previously amended by the Amendment No. 1 to the Schedule 13D filed on March 30, 2015, on behalf of the Reporting Persons with the United States Securities and Exchange Commission, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

It is anticipated that, at the price per ADS or per Ordinary Share set forth in the Renewed Proposal (as described in Item 4 below), approximately US$167.1 million will be required for the Proposed Transaction. It is anticipated that the funding for the Proposed Transaction will be provided by a combination of debt and equity financing.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 4, 2015, Vast Profit submitted a revised non-binding proposal (the "Renewed Proposal") to the board of directors of the Company to reaffirm its interests in the Proposed Transaction and improve the proposed purchase price to US$7.20 per ADS, or US$4.80 per Ordinary Share in cash. A copy of the Renewed Proposal is filed as Exhibit 7.08, and incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 7.08	Proposal from Vast Profit to the Company's board of directors dated as of June 4, 2015.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	June 5, 2015

VAST PROFIT HOLDINGS LIMITED

By:	/s/ Guodong Sun
Name:	Guodong Sun
Title:	Director

GUODONG SUN

/s/ Guodong Sun